SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 31, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom GSM announces launch of operations

Brasília, Brazil, August 30, 2004 – BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that the wholly owned subsidiary, Brasil Telecom GSM, launched today its mobile service, through a press conference.

Sales to the general public will start during September. Other news about the launch will be announced throughout the month. Today’s event is only the beginning of the “revolution” in the Brazilian telecommunications market.

If you had to summarize all the characteristics of Brasil Telecom GSM in one word, that word would be “unique”. Brasil Telecom GSM enters the market bringing a series of exclusive and innovative advantages. It is the only operator having a convergent telecommunications platform from its inception, integrating the wide range of products and services of Brasil Telecom Group in its totality, from wireline and wireless telephony to Internet access.

“Brasil Telecom GSM is the only Brazilian operator to position itself as a fixed-mobile convergent player. Our positioning is unique and our offerings differentiated. We will offer completely new and singular services with the ‘A Única que Tem’ (The Only One to Have) stamp so that our clients can identify them easily,” said Ricardo Sacramento, CEO of Brasil Telecom GSM, during a press conference.

An example of what convergence can bring to the Brasil Telecom GSM client is the Único (Unique), a pre-paid service that integrates cellular, fixed line and public telephony. It is the only service that the client buys credit for its pre-paid mobile phone and can also use it to make calls from fixed lines, including public telephones. The client simply calls a toll free number (0800) and informs the number to be called. The cost of the call is deducted from the pre-paid credits and the rate charged is cheaper than the pre-paid one. Brasil Telecom GSM is also the only operator to offer SMS credits every time you buy a calling card, no matter the face value of the card.

Convergence also brings benefits to the fixed-line clients of Brasil Telecom. Brasil Telecom GSM will bring an impacting initiative that will change the paradigm that “calling from a fixed line to a mobile is expensive.” From October 1st and for up to 14 months, calling from a Brasil Telecom fixed line to Brasil Telecom GSM mobiles will be a lot cheaper. With this new promotion, rates for calls from Brasil Telecom fixed lines to mobile phones from competitors of Brasil Telecom GSM remain the same as today, i.e. at least 60% more expensive.

With the full commercial launch of its mobile operation, Brasil Telecom is now the first complete telecommunications operator. Its convergence concept goes beyond products and services to include customer care and the sales force. Both the call center and the points of sale will be ready to meet all the needs of the telecommunications client. There will more than 1.8 thousand POS (points of sales), among them 16 Brasil Telecom GSM flagship stores, 40 kiosks, 400 exclusive dealers and 1,350 retailers. The new corporate sales force is also totally integrated.

Brasil Telecom’s stores were designed with the “one-stop-shop” concept in mind. The stores are spacious, with around 200 m2, where clients find all the services of Brasil Telecom – fixed and mobile telephony, intelligent services, broadband and narrowband internet, alternative packages of DLD and ILD tariffs, besides accessories for fixed and mobile telephony. “The opening of Brasil Telecom GSM shops is another pioneer initiative of Brasil Telecom, which aims at becoming even closer to its clients,” concluded Sacramento.

Coverage

Brasil Telecom GSM will take the most up-to-date technology of the market to more than 600 localities by the end of this year, covering more than 30 million people in its area under concession, which represents 82% of the total population. This will translate into the widest GSM coverage of the region. Clients will also be offered national roaming services in all Brazilian states and international roaming services in the main countries of Europe, America, Asia, Africa and Oceania.

GSM Technology

GSM is the world-leading standard in mobile telephony technology with more than 570 carriers operating in 207 countries. Around 73% of all digital mobile telephones in the world use GSM, which represents more than 1 billion users. In Brazil, the technology’s adoption has been growing on a continuous basis. In July 2004, the national market share of GSM had already reached 24.3%.

Due to its high data transmission capacity, GSM technology allows for the offer of innovative services, such as sending and receiving photos, sound and images, besides access to the internet and others.

Another advantage of GSM is its invulnerability against cloning. This is partly due to the SIM card, a small chip that keeps and protects all the data of the client. As it stores the telephone line, the client can use its number in different phones by simply inserting his/her SIM card in the phone.

GSM is also the technology with the greatest variety of handsets, given its greater market penetration. Phones range from simple handsets to fancy equipment featuring videogames, camera and email. Finally, there is the important advantage of roaming. GSM allows the user to use his/her chip/handset nearly everywhere in the world.

About Brasil Telecom

Brasil Telecom S.A. offers local and long distance - both domestic and international - fixed line services in the national territory, both as a concessionary in Region II - Distrito Federal and the states of Acre, Rondônia, Tocantins, Goiás, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina and Rio Grande do Sul – and through holding authorizations to operate in the remaining Regions and internationally.

In exercising its authorizations of the SRTT (Serviço de Rede de Transportes de Telecomunicações, or Telecommunications Transport Network Service), the company offers data communications and corporate network services in Region II, and in the national and international scope, together with affiliated companies. Brasil Telecom also holds authorization to render mobile telephony services in the states corresponding Region II and will start to offer such new services to its clients in full, with complete and convergent solutions.

Brasil Telecom currently has Cyber Data Centers in Porto Alegre, Curitiba, São Paulo, and Brasilia, serving more than 200 clients with high performance and availability solutions of infrastructure, information technology and telecommunications.

Brasil Telecom currently has 10.7 million installed lines, 296 thousand public telephones and a digitalization rate of 99%. It has the second biggest broadband client base of Latin America. In 2003, gross revenues of Brasil Telecom stood at R$ 11 billion.

The presentation used in today’s press conference is available in the IR website: www.brasiltelecom.com.br/ir/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer